UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(AMENDMENT No. 4)

COVER PAGE

Name of Issuer:		Henry Bros. Electronics, Inc.

Title of Class of Securities:	Common

CUSIP Number:		426286100

Richard D. Rockwell
c/o Professional Security Technologies, LLC
43 River Road
Nutley, NJ 07110
Phone:   973-661-9000

Date of Event which Requires Filing of this Statement:
August 19, 2008

CUSIP No.: 	426286100

1. Names of Reporting Persons.

Richard D. Rockwell

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not Applicable
(b) Not Applicable

3. SEC Use Only _____________________________________

4. Source of Funds (See Instructions).          PF

5. Check if Disclosure of Legal Proceedings
	Not Applicable

6. Citizenship or Place of Organization:
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power 		1,978,201 (Includes 2,000 shares
    underlying unexercised stock options)

8. Shared Voting Power		Not Applicable

9. Sole Dispositive Power	1,978,201 (Includes 2,000 shares
    underlying unexercised stock options)

10. Shared Dispositive Power	Not Applicable

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
	1,978,201 Shares (Includes 2,000 shares underlying unexercised stock options)

12. Not Applicable

13. Percent of Class represented by Amount in Row (11):
	33.4 %

14. Type of Reporting Person: IN


Schedule 13D Amendment 4

Item 1.  Security and Issuer
	Class:	COMMON
	Issuer:	Henry Bros. Electronics, Inc.
	17-01 Pollitt Drive
	Fair Lawn, NJ 07410

Item 2. Identity and Background

(a)	Richard D. Rockwell
(b)	Richard D. Rockwell
	c/o Professional Security Technologies, LLC
	43 River Road
	Nutley, NJ 07110
(c)	Owner & Chairman
    	Professional Security Technologies, LLC
   	43 River Road
    	Nutley, NJ 07110
(d)	No Convictions
(e)	NONE
(f)	United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Securities were purchased using personal funds.

Item 4.  Purpose of Transaction

(a)	No formal plan at this time.
(b)	No formal plan at this time.
(c)	No formal plan at this time.
(d)	No formal plan at this time.
(e)	Not Applicable
(f)	No formal plan at this time.
(g)	Not Applicable
(h)	Not Applicable
(i)	Not Applicable

Item 5.  Interest in Securities of the Issuer

(a)	The Reporting Person is the direct and beneficial owner
	of 1,978,201 shares of Common Stock (including 2,000 shares underlying unexercised stock options), representing 33.4 %
	of the issued and outstanding shares of Common Stock of the Company, based upon a total of 5,922,865 shares of Common
	Stock outstanding on August 10, 2008 as indicated by the
	Company.
(b)	The Reporting Person has the sole power to vote and to direct
	the vote and to dispose or to direct the disposition of such shares, except that the Reporting Person will not have the right to vote the 2,000 shares underlying the stock options until such options are exercised and the shares are acquired.
(c)	The information below states all transactions by the Reporting
	Person in the securities of the Issuer since the last
	Schedule 13D filing dated January 23, 2008.

The following transactions were effected through Schwab via internet trading.

Trade Date  Action Amt.  Price

04/16/2008  Buy    800   $5.149
04/16/2008  Buy    400   $5.095
04/16/2008  Buy    600   $5.095
04/16/2008  Buy    200   $5.095
04/16/2008  Buy    1000  $5.095
04/16/2008  Buy    400   $5.095
04/16/2008  Buy    600   $5.095
04/16/2008  Buy    500   $5.095
04/16/2008  Buy    500   $5.095
04/16/2008  Buy    1000  $5.10
04/23/2008  Buy    200   $5.681
04/23/2008  Buy    400   $5.726
04/23/2008  Buy    300   $5.726
04/23/2008  Buy    300   $5.816
04/23/2008  Buy    200   $5.816
04/23/2008  Buy    500   $5.88
04/23/2008  Buy    300   $5.92
04/24/2008  Buy    600   $5.98
04/24/2008  Buy    200   $5.966
04/24/2008  Buy    200   $5.983
05/15/2008  Buy    300   $5.989
05/15/2008  Buy    500   $5.989
05/15/2008  Buy    1000  $5.989
05/15/2008  Buy    100   $5.99
05/15/2008  Buy    600   $6.00
05/15/2008  Buy    2300  $6.06
05/20/2008  Buy    1200  $6.14
05/20/2008  Buy    100   $6.14
05/20/2008  Buy    300   $6.15
05/20/2008  Buy    400   $6.139
05/20/2008  Buy    1000  $6.15
05/23/2008  Buy    500   $6.26
05/23/2008  Buy    500   $6.32
05/23/2008  Buy    300   $6.368
05/23/2008  Buy    300   $6.356
05/23/2008  Buy    1000  $6.372
05/23/2008  Buy    200   $6.428
05/23/2008  Buy    200   $6.416
05/27/2008  Buy    500   $6.47
05/27/2008  Buy    100   $6.50
05/27/2008  Buy    400   $6.50
05/27/2008  Buy    500   $6.488
05/27/2008  Buy    500   $6.49
05/27/2008  Buy    1000  $6.49
05/27/2008  Buy    1200  $6.49
05/27/2008  Buy    500   $6.538
05/27/2008  Buy    300   $6.58
05/27/2008  Buy    1000  $6.536
06/27/2008  Buy    500   $5.75
06/27/2008  Buy    100   $5.81
06/27/2008  Buy    400   $5.798
06/27/2008  Buy    400   $5.81
06/27/2008  Buy    500   $5.87
06/27/2008  Buy    300   $5.93
06/27/2008  Buy    800   $5.918
06/27/2008  Buy    500   $6.05
06/27/2008  Buy    100   $5.93
06/27/2008  Buy    500   $5.94
06/27/2008  Buy    300   $6.11
06/27/2008  Buy    600   $6.098
06/27/2008  Buy    400   $6.05
06/27/2008  Buy    100   $6.038
06/27/2008  Buy    500   $5.99
06/27/2008  Buy    300   $6.05
06/27/2008  Buy    501   $6.11
06/27/2008  Buy    100   $6.17
06/27/2008  Buy    100   $6.158
07/01/2008  Buy    300   $5.86
07/01/2008  Buy    100   $6.04
07/01/2008  Buy    100   $6.04
07/01/2008  Buy    200   $5.94
07/01/2008  Buy    300   $6.00
07/01/2008  Buy    400   $5.868
07/01/2008  Buy    600   $5.928
07/01/2008  Buy    100   $5.934
07/01/2008  Buy    100   $5.988
07/01/2008  Buy    600   $5.988
07/01/2008  Buy    200   $6.04
07/14/2008  Buy    500   $5.75
07/14/2008  Buy    500   $5.70
07/14/2008  Buy    500   $5.76
07/14/2008  Buy    300   $5.70
07/14/2008  Buy    500   $5.82
07/14/2008  Buy    500   $5.88
07/14/2008  Buy    200   $5.94
07/14/2008  Buy    100   $5.93
07/14/2008  Buy    800   $5.94
07/14/2008  Buy    100   $5.92
07/15/2008  Buy    100   $5.80
07/15/2008  Buy    20    $5.82
07/15/2008  Buy    100   $5.99
07/15/2008  Buy    604   $6.04
07/15/2008  Buy    100   $6.02
07/15/2008  Buy    76    $6.07
08/14/2008  Buy    600   $5.64
08/14/2008  Buy    400   $5.65
08/14/2008  Buy    400   $5.65
08/14/2008  Buy    100   $5.639
08/14/2008  Buy    300   $5.684
08/14/2008  Buy    199   $5.684
08/14/2008  Buy    200   $5.70
08/14/2008  Buy    200   $5.76
08/14/2008  Buy    600   $5.748
08/14/2008  Buy    300   $5.81
08/14/2008  Buy    100   $5.87
08/14/2008  Buy    100   $5.858
08/14/2008  Buy    500   $5.97
08/14/2008  Buy    100   $5.99
08/14/2008  Buy    500   $5.99
08/14/2008  Buy    1200  $5.99
08/15/2008  Buy    200   $6.05
08/15/2008  Buy    100   $6.07
08/15/2008  Buy    50    $6.07
08/15/2008  Buy    250   $6.05
08/15/2008  Buy    200   $6.052
08/15/2008  Buy    100   $6.064
08/15/2008  Buy    400   $6.09
08/15/2008  Buy    201   $6.09
08/15/2008  Buy    700   $6.127
08/18/2008  Buy    1200  $6.14
08/18/2008  Buy    200   $6.12
08/18/2008  Buy    100   $6.10
08/19/2008  Buy    200   $6.10
08/19/2008  Buy    2300  $6.14
08/19/2008  Buy    117   $6.14
08/19/2008  Buy    183   $6.05
08/19/2008  Buy    100   $6.70
08/19/2008  Buy    75    $6.50
08/19/2008  Buy    50    $6.90
08/19/2008  Buy    40    $6.93
08/19/2008  Buy    435   $7.00
08/19/2008  Buy    200   $7.00
08/19/2008  Buy    200   $6.56
08/19/2008  Buy    200   $6.248
08/19/2008  Buy    200   $6.20
08/19/2008  Buy    400   $6.26
08/19/2008  Buy    100   $6.26
08/19/2008  Buy    100   $6.32
08/19/2008  Buy    200   $6.308
08/19/2008  Buy    400   $6.32
08/19/2008  Buy    100   $6.38
08/19/2008  Buy    400   $6.38
08/19/2008  Buy    100   $6.44
08/19/2008  Buy    100   $6.428
08/19/2008  Buy    300   $6.44
08/19/2008  Buy    400   $6.36
08/19/2008  Buy    100   $6.30
08/19/2008  Buy    100   $6.36
08/19/2008  Buy    100   $6.36
08/19/2008  Buy    600   $6.40
08/19/2008  Buy    300   $6.40
08/19/2008  Buy    1100  $6.40
08/19/2008  Buy    100   $6.394
08/19/2008  Buy    500   $6.42
08/19/2008  Buy    100   $6.48


In addition to the foregoing, pursuant to the 2002 Stock Option Plan of the Company, on August 13, 2008, the Company issued immediately exercisable options to the Reporting Person to purchase 2,000 shares of the Common Stock of the Company at an exercise price of $5.60 per share. The options expire on August 13, 2013.

(d)	Not Applicable
(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings, Relationships with Respect to Securities of Issuer

The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Item 5 of this Amendment
No. 4 to Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit 4 The 2002 Stock Option Plan of the Company (incorporated by reference to the Definitive Proxy on Form 14A, filed with the Securities and Exchange Commission on September 27, 2002).


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	         August 26, 2008
Signature:       /Richard D. Rockwell/

Name/Title:    Richard D. Rockwell
   	         Individual

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OMB NUMBER:  3235-0145
Expires:  February 28, 2009
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